Jared Kelly

1251 6th Avenue, 17th Floor

New York, NY 10020

T: (212) 419-5974

F: (212) 262-7402

E: JKelly@lowenstein.com

February 1, 2023

VIA EDGAR

Joshua Gorsky & Laura Crotty

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ZyVersa Therapeutics, Inc. Registration Statement on Form S-1 Filed December 21, 2022 File No. 333-268934

Dear Mr. Gorsky and Ms. Crotty:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated January 4, 2023, relating to the Company’s Registration Statement on Form S-1 filed with the Commission on December 21, 2022. Where applicable, we make reference to the Company’s First Amendment to its Registration Statement on Form S-1/A filed with the Commission on February 1, 2023 (the “Amendment”). Capitalized terms not defined herein have the meanings ascribed to them in the Amendment.

Cover Page

Comment 1:

We note your disclosure on page 64 that 7,667,029 shares of Class A Common Stock were redeemed by Larkspur’s shareholders in connection with the business combination. Please include this information on the cover page expressed as a percentage.

Response:

In response to the Staff’s comment, the Company has added disclosure to the cover page of the Amendment regarding the percentage of redemptions in connection the consummation of the Business Combination.

Comment 2:

For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response:

In response to the Staff’s comment, the Company has added disclosure to the cover page of the Amendment regarding the purchase price, conversion prices and exercise prices, as applicable, of the shares being registered on the Amendment and underlying the corresponding securities sold or issued by the Company.

Comment 3:

Disclose the exercise prices of the PIPE Warrants and Public Warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

The Company has included disclosure on the cover of the Amendment regarding the exercise prices of the warrants and the conversion prices of the preferred stock. The Company has included similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds sections of the Amendment in response to the Staff’s comment. The Company respectfully informs the Staff that the potential proceeds from the exercise of the warrants were not included in the Company’s liquidity discussion and analysis because of the low likelihood such warrants would be exercised. Therefore, the Company does not believe changes to the discussion of the Company’s ability to fund its operations on a prospective basis are needed as a result of the likelihood proceeds from the exercise of the warrants will not be received in the near term.

Comment 4:

In light of the significant number of redemptions of your Class A Common Stock in connection with the business combination, the shares being registered for resale appear to constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A Common Stock. Please revise your disclosure to highlight the significant negative impact sales of shares being registered pursuant to this registration statement could have on the public trading price of the Class A Common Stock.

Response:

In response to the Staff’s comment, the Company has included disclosure in the risk factors section of the Amendment on pages 58 and 59 highlighting the potential effects that the securities being registered could have on the public trading price of the Company’s Common Stock. The Company respectfully informs the Staff that the securities being registered are underlying certain securities that have conversion or exercise prices that are above that current market price of the Company’s Common Stock and such securities were purchased at prices that are above the current market price of the Company’s Common Stock, after taking into account the current conversion or exercise prices. The Company has included disclosure in the same risk factor regarding the potential adjustments of the applicable conversion and/or exercise prices related to the Company’s Series A Preferred Stock, Series B Preferred Stock and the PIPE Warrants.

Risk Factors, page 11

Comment 5:

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A Common Stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response:

In response to the Staff’s comment, the Company has included disclosure in the risk factors section of the Amendment on pages 58 and 59 highlighting the potential effects that the securities being registered by the Amendment could have on the public trading price of the Company’s Common Stock. The Company respectfully informs the Staff that the private investors of the securities that either convert into or are exercisable for the securities being registered by the Amendment paid more per share, and have conversion and exercise prices per share that are higher, than the current market price of the Company’s Common Stock. For example, the current conversion price of the Company’s Series A Preferred Stock and the Series B Preferred Stock is $10.00 per share of the Company’s Common Stock and the current market price of the Company’s Common Stock as of January 31, 2023 was $1.84 per share.

Business Overview, page 71

Comment 6:

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response:

The Company respectfully advises the Staff that it is not dependent or reliant upon the potential proceeds from the exercise price of the warrants discussed in the Amendment and does not expect to receive any proceeds from such exercises in the near term. The Company expects to raise capital through other means, such as issuances of registered shares of the Company’s Common Stock to new and existing investors. The Company has included a discussion in the prospectus summary, risk factors, MD&A and use of proceeds sections of the Amendment in connection with the Staff’s Comment 3, as noted above in the Company’s response to such comment.

Comment 7:

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response:

The Company has included a risk factor and other disclosure as discussed above in the Company’s response to the Staff’s Comments 3 and 5 that is also responsive to this Comment 7.

General

Comment 8:

Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response:

The Company has included on the cover and in the summary of the offering the prices each investor has paid per share of each applicable security and the conversion and exercise prices applicable to the underlying shares of the Company’s Common Stock being registered on the Amendment. The Company respectfully advises the Staff that the Amendment is not registering the shares underlying the Sponsor capital or the “at-risk” capital whereby such purchase prices, conversion prices and/or exercise prices are below the current market price of the Company’s Common Stock. All of the securities being registered on this Amendment have purchase prices, conversion prices and/or exercise prices that are far greater than the current market price of the Company’s Common Stock and investors, at this point in time based on such market price, will not experience a positive rate of return when selling such securities.

Any questions regarding the contents of this letter or the Amendment should be addressed to me at (212) 419-5974. Please notify me once the Registration Statement has been declared effective.

Sincerely,

February 1, 2023	/s/ Jared Kelly
Jared Kelly

Cc: Stephen C. Glover, ZyVersa Therapeutics, Inc.

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